SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nanosphere, Inc.

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63009F105

(CUSIP Number)

Sean Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 63009F105	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,063,236 shares of Common Stock
8. SHARED VOTING POWER 0 (see Item 5)
9. SOLE DISPOSITIVE POWER 5,063,236 shares of Common Stock
10. SHARED DISPOSITIVE POWER 0 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,063,236 shares of Common Stock (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.32%
14.	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Nanosphere, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4088 Commercial Avenue, Northbrook, Illinois 60062.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

(b)	The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is c/o Brookside Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

(c)	The principal business of the Brookside Fund is that of an investment partnership.

(d)	None of the Brookside Fund, Brookside Investors, Brookside Management or Mr. Ferrante, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Brookside Fund, Brookside Investors, Brookside Management or Mr. Ferrante, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Brookside Fund, Brookside Investors and Brookside Management was organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer’s securities was the working capital of the Brookside Fund.

The consideration for the purchase of the Common Stock (as described under Item 4 below) by the Brookside Fund was $12,499,998.00 (less fees and expenses).

The Brookside Fund did not borrow any funds to effectuate the transaction whereby the Brookside Fund received securities which are the subject of this filing on Schedule 13D. The Brookside Fund used its own working capital to make the purchase described herein.

Item 4.	Purpose of Transaction

On October 31, 2007 (the “Pricing Date”), the Brookside Fund agreed to purchase 892,857 shares of Common Stock from the Issuer for the consideration described in Item 3 above (the “Purchase”) and in conjunction with the closing of the Issuer’s initial public offering (“Offering”) on November 6, 2007 (the “Closing Date”) as described below, the Brookside Fund received an additional 4,170,379 shares of Common Stock upon the conversion of certain of its preferred stock into Common Stock.

Prior to the Offering, the Brookside Fund was the beneficial owner of 84,103,401 shares of Series D Convertible Preferred Stock and a warrant to purchase 14,754,983 shares of Series D Convertible Preferred Stock. Following a 1-for-25 stock split of all outstanding shares of Series D Convertible Preferred Stock and of the warrant to purchase Series D Preferred Stock, all shares of Series D Convertible Preferred Stock and the warrant to purchase Series D Convertible Preferred Stock held by the Brookside Fund converted on a one-for-one basis on the Closing Date into 3,364,136 shares of the Issuer’s Common Stock and a warrant to purchase 590,199 shares of the Issuer’s Common Stock (the “Conversion”). Not including the shares of Common Stock purchased in the Offering, the total number of shares of Common Stock held by the Brookside Fund (including a 216,044 Common Stock share dividend (the “Stock Dividend”) distributed pursuant to a cumulative stock dividend to holders of the Issuer’s Series D Preferred Stock upon the Conversion) was 4,170,379 shares of Common Stock. Following the Purchase, the Brookside Fund became the beneficial owner of 5,063,236 shares of Common Stock of the Issuer.

The Purchase, Conversion and Stock Dividend occurred pursuant to and on the terms and conditions set forth in (a) the Amended & Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated April 12, 2006, by and among the Brookside Fund, the Issuer, and the stockholders listed therein, (b) the Second Amended and Restated Certificate of Incorporation of the Issuer (the “Certificate of Incorporation”), (c) the Underwriting Agreement (the “Underwriting Agreement”), dated November 1, 2007, by and between the Issuer and the underwriters listed therein and (d) the Company’s Prospectus filed pursuant to Rule 424(b)(4) on November 2, 2007 with the Securities and Exchange Commission (the “Prospectus”). The Registration Rights Agreement is attached as Exhibit 4.2 to the Form S-1 Registration Statement filed by the Issuer on August 13, 2007 with the Securities and Exchange Commission. The Form of Certificate of Incorporation is attached as Exhibit 3.1 to the Form S-1/A Registration Statement filed by the Issuer on October 17, 2007 with the Securities and Exchange Commission. The Form of Underwriting Agreement is attached as Exhibit 1.1 to the Form S-1/A Registration Statement filed by the Issuer on October 29, 2007 with the Securities and Exchange Commission.

The purpose of the Purchase described above is for investment purposes and the Purchase was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

However, due to certain provisions of the Lock-Up Agreement (the “Lock-Up Agreement”), dated October 16, 2007, by and between the Brookside Fund and Credit Suisse Securities (USA) LLC, the Brookside Fund agreed, subject to certain exceptions, for an initial Lock-Up Period (as defined in the Lock-Up Agreement) commencing on October 16, 2007 and continuing and including the date 180-days after the date of the Prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, the Brookside Fund has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Brookside Fund may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

(a)–(c)	The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. Based on representations made in the Prospectus and by the Issuer to the Brookside Fund on November 16, 2007, the following disclosure assumes that there are 21,118,401 shares of Common Stock issued and outstanding. Due to unexercised warrants to purchase 555 shares of Series C Convertible Preferred Stock and unexercised warrants to purchase 14 shares of Series C-2 Convertible Preferred Stock which expired as of the Closing Date, the number of shares outstanding after the Closing Date decreased from the number of shares disclosed in the Prospectus by 569 shares to 21,118,401.

As of the Closing Date and taking into account the transactions described in Item 4, the Brookside Fund beneficially owns and has sole power to vote and sole power of disposition over 5,063,236 shares of Common Stock of the Issuer representing approximately 23.32% of the shares of Common Stock outstanding.

Brookside Investors, as the sole general partner of the Brookside Fund, may be deemed to share voting and dispositive power with respect to 5,063,236 shares of Common Stock currently held by the Brookside Fund, representing approximately 23.32% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

Brookside Management as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 5,063,236 shares of Common Stock currently held by the Brookside Fund, representing approximately 23.32% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Brookside Management is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

Mr. Ferrante may be deemed to share voting and dispositive power with respect to 5,063,236 shares of Common Stock currently held by the Brookside Fund in his capacity as the sole managing member of Brookside Management, representing approximately 23.32% of the shares of Common Stock outstanding. The filing of this Statement shall not be construed as an admission that Mr. Ferrante is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Brookside Fund.

(d)	Except as otherwise described in Item 5, no one other than the Brookside Fund has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Brookside Fund as described in Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. The Brookside Fund is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2007

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Domenic J. Ferrante
Name:	Domenic J. Ferrante
Title:	Managing Director